Tel Aviv, November 5, 2010
Our ref: 13803/2001

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Mail Stop 4720
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BioCancell Therapeutics Inc.
Registration Statement on Form S-1, Amendment No. 7
Filed October 7, 2010
File No. 333-162088

Dear Mr. Riedler:

On behalf of BioCancell Therapeutics Inc. (the “Company”), we provide the Company’s response to the comment letter dated November 3, 2010, relating to the above referenced filing.

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated November 3, 2010, have been restated below in their entirety, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in Amendment No. 8 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

General

1.
We note your supplemental response filed November 1, 2010 states that you, “may need to adjust the [price] range prior to its inclusion in the Registration Statement.” Please note that we may have further comments based on any changes in your price range.

The Company advises the Staff that in light of changes in the market price of the Company's shares of common stock on Tel Aviv Stock Exchange, or TASE, earlier this week, the price range for the offering shall be between NIS 32.50 and NIS 39.00 per unit (approximately $9.08 and $10.89 based on the exchange rate published by the Bank of Israel on November 4, 2010). On November 4, 2010, the closing price of the Company’s shares of common stock on the Tel Aviv Stock Exchange was NIS 3.49 per share (approximately US$0.98, based on the applicable exchange rate as published by the Bank of Israel on November 4, 2010). In its determining, the board of directors assumed that the auction shall be conducted early next week.

2.
We note your response to our prior comment 1. Rule 15c2-4(b) requires that the funds be placed in escrow for the benefit of investors until all contingencies have been satisfied. In the case of a minimum maximum offering, funds must be held in escrow until proceeds representing the minimum offering size have been received. The agreement with Clal Batucha specifies that the funds shall be released for the underlying units but it does not clarify that the funds cannot be released until all proceeds representing the minimum size of the offering have been received. Therefore, it does not appear that your agreement with Clal Batucha meets the requirements of Rule 15c2-4(b).

Jeffrey P. Riedler
Securities and Exchange Commission
November 5, 2010

In response to the Staff's comment, the Company has filed a revised form of the agreement with Clal Batucha that includes the requested clarifying language in Section 1.

Plan of Distribution, page 73

3.
We note your response to our prior comment 4. Please tell us when you will file the current report on Form 8-K that will include the detailed timeline for the offering. We may have additional comments once we have reviewed your proposed timeline.

In response to the Staff's comment, the Company has revised the Registration Statement to clarify that the auction process shall start no earlier than five TASE trading hours following the publication in Israel of a shelf offering report in accordance with the regulations of the Israeli Securities Authority. In addition, the Company has revised the Registration Statement to include an undertaking that the Company shall publish a press release announcing the commencement of the bidding process a few hours prior to such commencement. As indicated in the Registration Statement, the bidding process will take place during one business day in Israel. As indicated below, bids (including amendments to, and withdrawals of) will be accepted until 4:30 pm Tel Aviv time on the day of the auction. After the closing of the bidding process (at 5:30 pm Tel Aviv time on the day of the auction), the offering coordinator will review all bids to determine the results of the offering.

4.
We note your disclosure that bids will become irrevocable, “shortly before the termination of the period in which bids can be submitted.” Please disclose how long before the close of the auction these bids will become irrevocable, and when you plan to close the auction.

In response to the Staff's comment, the Company has revised the Registration Statement to provide that bids (including amendments to, and withdrawals of) will be accepted until 4:30 pm Tel Aviv time on the day of the auction.

5.
You disclose that, “Chardan is under no obligation to sell any of the units and will not be obligated to purchase any of the units.” However, in your agreement with Chardan, attached as Exhibit 10.28, you state, “BioCancell Therapeutics Inc. has engaged Chardan Capital Markets to act as the Company’s lead managing US placement agent and US financial advisor in connection with a planned placement of the Company’s Tel Aviv listed public equity or public equity–linked…and is expected to provide gross proceeds to the Company of approximately $5,000,000.” Please explain this expectation given your disclosure that Chardan is not obligated to purchase or sell any of the units. Additionally, we note your statement that you bear sole responsibility for the accuracy of the information provided by you or your representatives in connection with the offering. This statement may lead some potential investor to believe that Chardan and Clal Finance do not have liability as underwriters. Please revise the statement accordingly.

In response to the Staff's comment, the Company advises the Staff that it has been eventually concluded that Chardan will not participate in the distribution of the offered securities.

Jeffrey P. Riedler
Securities and Exchange Commission
November 5, 2010

Accordingly, the description of Chardan's engagement has been removed with the exception of a reference to a tail provision (that shall nevertheless apply). The Company has further revised the Registration Statement to delete any confusing statement per the Staff's comment. The referred expectation was based on discussions the Company has had with Chardan and Clal Finance with respect to current market conditions and its ability to raise funds. The Company believes that the statement is not contradictive to the fact that the offering is not underwritten on a firm commitment basis as clearly stated in the Registration Statement, including on the front cover page of the prospectus.

6.
We note your revised disclosure that, “In addition, our officers and directors might participate in the offering.” Please tell us whether your officers and directors may purchase securities in the offering.

In response to the Staff's comment, the Company has reverted to the statement previously included that refers to the potential participation of officers and directors in the distribution of the offering. In addition, the Company advises the Staff that in accordance with the regulations of the Israel Securities Authority, directors and officers may purchase securities in the offering, if they so desire.

’* * * * *

We would be happy to set a conference call in order to address any questions or comments you might have regarding the response set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4479.

Sincerely,

/s/ Shachar Hadar
Dr. Shachar Hadar, Adv.

cc: Uri Danon, Chief Executive Officer, BioCancell Therapeutics Inc.